December 27, 2005

Mail Stop 4561

Richard Szymanski
Chief Financial Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, NY 10018

      Re:	Morgans Hotel Group Co.
		First Amendment to Registration Statement on Form S-1
      Filed December 7, 2005
		File No.  333-129277

Dear Mr. Szymanski:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note your response to prior comment 3. We further note, from page 36, that the initial properties held by Morgans Hotel Group LLC will be exchanged for a fixed number convertible membership units in
Morgans Group LLC, your operating company. Based on your disclosure, it appears to us that you have not yet fixed the number of units that will be exchanged for the initial properties. Accordingly, it appears that your private placement of these units may not have been completed prior to the filing of this registration statement. Please amend your analysis to discuss this aspect of the transaction in more detail. Please note, the fact that you may consider the transfer to be a recapitalization does not preclude us from determining that a "sale" has occurred for purposes of Section 5 of the Securities Act.
If integration is warranted, please tell us why this transaction does not constitute a roll-up within the meaning of Item 901 of Regulation
S-K.

Summary

Formation and Structuring Transactions, page 5
2. We note your response to prior comment 5. Please tell us the basis for concluding that the fair market value of MHG Management
Company was $20 million.

Risk Factors, page 9
3. Please revise these summary risk factors to include a summary of historical losses, and your belief that these losses may continue, appearing on page 17.

Risk Factors, page 14

We have substantial debt..., page 20
4. Please quantify the debt you will guarantee in connection with the loan to MHG Management.

Formation and Structuring Transactions, page 35
5. Please revise the disclosure in this section to clarify that "MHG
Management Company" refers to Morgans Hotel Group Management LLC.
6. In the second bullet point on page 36, please identify the Morgans
Hotel Group LLC subsidiary and the subsidiary`s lender that will receive loan proceeds. Please quantify the payment and disclose any affiliations between the lender and related parties.
7. The third bullet point on page 36 states that Morgans Hotel
Group
LLC will contribute to Morgans Group LLC all of its interests in its subsidiaries for no consideration. Please reconcile this statement with disclosure toward the bottom of page 36, which indicates that Morgans Hotel Group LLC will receive a fixed number of membership units in Morgans Group LLC following the contribution of those interests.
8. Refer to the carry-over paragraph at the top of page 37. The disclosure suggests that NorthStar and RSA Associates are the only members of Morgans Hotel Group LLC that will receive a distribution of membership interests in Morgans Group LLC. The chart on page 35, however, indicates that NorthStar and RSA Associates are not the only member of Morgans Hotel Group LLC. In addition, we note from the Formation and Structuring Agreement that Messrs. Overington and Andrei will receive Morgans Group LLC units from Morgans Hotel Group
LLC. Please revise to discuss this aspect of the distribution or tell us why you have omitted it from the prospectus. Also, please provide to us a copy of the Participation Agreements referenced in
Section 1.2(b)(i) of the Formation and Structuring Agreement.
9. The last bullet point on page 37 states that NorthStar will distribute all of the shares of your common stock it receives to its partners. Please reconcile this statement with the disclosure on page 38, which states that NorthStar will sell shares of your common stock in the IPO and that NorthStar will own shares of your common stock after your IPO is completed.

Accounting Treatment, page 40

10. We note that you have included a section titled Accounting Treatment in your filing that discloses the accounting for the transfer of interests made by Morgans Hotel Group LLC to Morgans Group LLC. Please expand this disclosure to also address your basis in GAAP for the treatment of the contribution of MHG Management Company to Morgans Group LLC at fair value and not historical cost.

Use of Proceeds, page 41
11. For debt incurred within one year, including as a result of your
June refinancing, describe the use of the proceeds of the loan other than as short-term borrowings for working capital.

Management`s Discussion and Analysis..., page 49
12. Where relevant, please disclose the asset and nature of the
2004
impairment charge described in Note 2 to your financials.

Liquidity and Capital Resources, page 65
13. Please tell us why you consider the property tax abatement phase-out, beginning in 2008, to be a short-term liquidity item. Also, where relevant, please discuss in more detail the liabilities associated with the design fees described in Note 5 to your financials.


Debt, page 67
14. Please quantify the anticipated prepayment fees associated with the debt you intend to pay off with proceeds of this offering.

Our Business and Properties, page 73
15. We note that you are pursuing a number of renovation and expansion projects. Where appropriate, please discuss the nature of those projects in more detail.

Competitive Advantages, page 75
16. We note your responses to the twelfth and fourteenth bullet points contained in prior comment 36. Please include the information contained in these responses in your prospectus, where appropriate.

Hudson, page 85

17. We note your response to comment number 46. It appears that you are consolidating Hudson Leaseco LLC. Please tell us and revise to disclose your basis for consolidating Hudson Leaseco LLC.
18. Please revise to explain in more detail the implications of Hudson being structured as a condominium. It is not clear how you own 100% of a condominium building. Also, please explain whether the ownership of SROs is different from ownership of the hotel rooms. Briefly discuss your plans with respect to the 21 vacant SROs. We note that you are required to maintain long-term SRO tenants, but it is not clear whether you intend to lease the vacant SROs to new tenants.

Mortgage and Other Indebtedness After This Offering, page 108
19. We note that you intend to repay the mezzanine loans with offering proceeds. Please explain how you meet the conditions for prepayment.
20. We note from page 109 that Morgans Hotel Group London Limited is the party liable under your newly refinanced loan. Please tell us whether you are a guarantor of this loan. If so, and in light of this entity`s history of debt service shortfalls and your predecessor`s significant compensatory transfers, please tell us why it would not be appropriate to consider this obligation in your section on liquidity.



Certain Relationship and Related Party Transactions, page 115

Agreements with Ian Schrager, page 118
21. On page 119, please disclose the bonus for which Mr. Schrager will be eligible in 2005.

Option Agreement, page 119
22. Please file a copy of the option agreement as an exhibit to the registration statement.

Joint Venture Agreements, page 119
23. We note your response to prior comment 57. Please confirm that your affiliates hold no indirect interests in these entities.

Principal and Selling Stockholders, page 123
24. Please identify the selling shareholders that are broker-dealers or are affiliated with broker-dealers. Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

25. We note that all of your selling shareholders-including any sellers that may be affiliated with broker-dealers-received their securities as part of the formation transaction. Please provide an analysis showing that the resale of these securities is not an indirect primary offering. Your analysis should address the following points:

* whether the selling shareholder is affiliated with a broker-dealer;

* how long the selling shareholders have held the securities,

* the circumstances under which the selling shareholders received the securities,

* the selling shareholders` relationship to the issuer,

* the amount of securities involved,

* whether the sellers are in the business of underwriting securities, and

* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.
26. Assuming the resale of securities by broker-dealer affiliates is not an indirect primary offering, you must clearly state in your prospectus that:
* the seller purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Description of Capital Stock

Super-Majority Approval Requirement, page 125
27. Please identify the provisions subject to this requirement.

Underwriters

Directed Share Program, page 139
28. Refer to the cover letter you intend to deliver along with the directed share program materials. Please make it clear that the offering of stock will be on behalf of both the company and selling shareholders.
29. We note your disclosure that participants will be subject to lock-up agreements. This appears to conflict with the fourth bullet point on page 5 of your frequently asked questions, included in your directed share program materials, which states that shares may be sold at any time after purchase. Please advise or revise.

Combined Financial Statements

Note 4 - Investments in and Advances to Unconsolidated Joint
Ventures, page F-13

Paragraph 5(a) of FIN 46(R)
30. You noted in your response to comment 73 that the total equity at risk of MHG Europe was sufficient to permit the venture to finance its activities without additional financial support, however the balance sheet for MHG Europe as of September 30, 2005 shows that the venture has received $17 million of additional loans from the joint venture partners. It appears that the additional fundings should be considered reconsideration events under paragraph 7 of FIN 46(R). Please address the additional fundings in a more detailed response.
Please tell us how much additional funding each joint venture partner has provided and whether or not the joint venture partners are committed to continue funding. Please also provide us with the details of these commitments, if applicable.
31. You disclosed that MHG London, a wholly owned subsidiary of MHG
Europe, was in technical violation of certain loan covenants and that it negotiated a waiver with the lender until March 31, 2005. The lender did not take action after that time, and MHG London subsequently refinanced the existing debt with a new lender. Please tell us if any guarantees were necessary in order to secure the new loan.
32. Please tell us what fees were paid up front or over time to the joint venture partners by the entity and how you considered these fees when evaluating the entity under paragraph 5(a) of FIN 46(R).

Paragraph 5(b) of FIN 46(R)
33. Please provide us with more details regarding your company`s decision making ability pursuant to the management agreement between one of your subsidiaries and the joint venture. For reference, please see footnote 7 of paragraph 5(b) of FIN 46 (R).

Note 7 - Commitments and Contingencies

Construction Settlement, page F-21

34. In your response to comment number 79, you noted that you recorded the $10 million settlement amount in "property and equipment" in 2002. You disclosed in your filing that the settlement was for a construction related lawsuit. Please tell us the nature of the construction related lawsuit and your basis in GAAP for capitalizing this amount as part of "property and equipment."

Litigation, page F-22

35. We note that you have added disclosure to your filing regarding litigation with MHG London, the entity that owns St. Martins Lane and
Sanderson. You disclose that it is not possible to meaningfully quantify any potential liability given the current state of ongoing discussions with the Inland Revenue. In accordance with SFAS 5 please tell us and disclose if an unfavorable outcome is probable, reasonably possible or remote. See paragraphs 8-10 of SFAS 5.





Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities
36. Please revise to include an analysis of the exemption available for the issuance of Morgans Group LLC units to Morgans Hotel Group LLC in exchange for the initial properties.

Exhibits
37. Please file the indemnification agreement, described on page
122,
as an exhibit to this registration statement.
38. Refer to the draft legal opinion. Counsel`s opinion effectively assumes that the securities will be duly issued. This assumption is not appropriate because counsel must opine on the validity of the issuance of the securities. Please provide a revised opinion that omits this assumption.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Jessica Barberich at 202-551-3782 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Robert W. Downes (via facsimile)

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Richard Szymanski
Morgans Hotel Group Co.
December 27, 2005
Page 9